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                              July 25, 2022

       Joey Firestone
       Chief Executive Officer
       Elite Performance Holding Corp.
       7687 Charleston Way
       Port St. Lucie, FL 34986

                                                        Re: Elite Performance
Holding Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 27, 2022
                                                            File No. 333-262483

       Dear Mr. Firestone:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 27,
2022

       Cover Page

   1. Please revise the cover page and the summary to disclose that your chief executive officer has sufficient voting
power through his ownership of Series A Preferred Stock with super voting rights to
control the vote on substantially all corporate matters. In this regard, we note the risk factor on
page 13.
   2. Please indicate whether or not you will apply for listing on any national securities exchange or the Nasdaq
Stock Market. Also, if you do not intend to register a class of your securities under
Exchange Act Section 12, please disclose the risks related to the automatic suspension of
your reporting obligations pursuant to Section 15(d) and the inapplicability of
Sections 13, 14 and 16 of the Exchange Act.
 Joey Firestone
FirstName   LastNameJoey
Elite Performance HoldingFirestone
                          Corp.
Comapany
July        NameElite Performance Holding Corp.
     25, 2022
July 25,
Page  2 2022 Page 2
FirstName LastName
Summary, page 2

3. We note that Elite Performance Holding Corp. was subject to an order on November 16,
         2021 revoking registration of its securities pursuant to Section 12(j) of the Securities
         Exchange Act of 1934 for failure to file periodic reports. Please revise the disclosure to discuss the revocation of the registration of the securities under
Section 12, including the
         release number, the date of revocation and the reason the registration of securities was revoked. Add any appropriate risk factors.
4. Please explain whether you are seeking to re-register under Section 12 to become a reporting company again and why you are seeking to do so in light of the prior revocation of your registration.
5. Please revise the summary to disclose the measures you have taken to address the failure to highlight the failure to comply with Exchange Act Section 13(a) and Rules 13a-1 and
         13a-13. In this regard, we note the disclosure on page 29 that you currently do not have any additional employees beside management, the disclosure on page 30 about Mr.
         Firestone has served as your chief financial officer since May 2019 and your disclosure on page 31 that you do not have a separately designated standing audit committee.
6. Please ensure that you have updated the disclosure in this section and throughout your document to the extent appropriate. For example, we note the following:

             the disclosure in the bullet points on page 4 about growth "by 2021" is identical to the disclosure in the bullet points about growth "by 2021" in your amended registration statement filed on April 10, 2019;

             the map of the "Roll Out Strategy" on page 5 appears to be identical to the map of the
         "Roll Out Strategy" in your amended registration statement filed on April 10, 2019;

             the disclosure on page 14 about management's evaluation "as of December 31, 2020"
         concerning internal controls over financial reporting;

             the information in the table in the Use of Proceeds section on page 16 is identical to the information in the table in the Use of Proceeds section in your amended registration statement filed on April 10, 2019; and

             the disclosure on page 34 about amounts owed to related parties is only through
         December 31, 2020.
7. Please revise to clarify the "science" you say supports the benefits of your products. Also tell us what consideration you have given to seeking FDA approval to market and sell your products.
8. Please revise to clarify whether you or a third-party manufactures your product. If you rely on a third-party, revise to explain the nature of your arrangement with them.
 Joey Firestone
FirstName   LastNameJoey
Elite Performance HoldingFirestone
                          Corp.
Comapany
July        NameElite Performance Holding Corp.
     25, 2022
July 25,
Page  3 2022 Page 3
FirstName LastName
The Offering, page 7

9.       We note your disclosure that common stock outstanding before the offering is
         107,361,300 shares. Although this amount agrees to the outstanding shares as of March
         31, 2022 within your interim financial statements, you disclose on page F-28 that an additional 3,640,000 shares of common stock have been issued subsequent to March 31,
         2022. Accordingly, it appears that the number of common shares outstanding before the offering should be revised to reflect all issuances made subsequent to March 31, 2022.
         We also note that the Description of Capital Stock disclosure on page 37 indicates that
         87,738,300 shares are issued and outstanding    as of the date hereof
  and should be revised
         to reflect all issuances through the date of this filing.
Emerging Growth Company Status, page 8

10. Although you disclose on page 8 that you have elected to use the extended transition period for complying with new or revised accounting standards under The JOBS Act, you checked the box on the cover of the filing indicating that you elected not to use the extended transition period. Please advise and revise the disclosures for consistency.
11. Please update the disclosure in this section. We note the reference to $1 billion in revenue. Please also provide us your analysis of how you determined you are an emerging growth company, in light of your prior offering of securities.
Risk Factors, page 10

12. Please include a risk factor to highlight the risk in terms of the potential effect on your business and your stock price in the event you are delinquent in your filing requirement.
         The risk factor should reflect risks to investors of your being delinquent in your filings, in addition to the potential effect on your business and your stock price. Further, explain how a potential delinquency could impact your business and your stock price, to help investors better evaluate this risk.
We currently have a limited accounting staff, page 14

13. Please reconcile the disclosure on page 14 that you "are subject to to the public reporting requirements of the Securities Exchange Act of 1934" with the disclosure in the last paragraph on page 39 and disclosure on page 14 that you "voluntarily file" reports under the Exchange Act.
Cautionary Note on Forward-Looking Statements, page 15

14.      Please delete the fifth sentence in this section.
Use of Proceeds, page 16

15. If proceeds are to be used to repay amounts owed to related parties, such as the amounts mentioned in Note 3 on page F-25, please state so directly. Please also clarify whether
 Joey Firestone
FirstName   LastNameJoey
Elite Performance HoldingFirestone
                          Corp.
Comapany
July        NameElite Performance Holding Corp.
     25, 2022
July 25,
Page  4 2022 Page 4
FirstName LastName
         any of the proceeds can be used for salaries or other payments to your officers and directors. For example, we note the disclosure on page 33 that your CEO "continues to defer salary until such time as the Company has improved its financial position."
Market for Common Stock, Dividend Policy and Related Stockholder Matters, page
19

16. Please revise the disclosure to describe the current status of the securities. In this regard, we note that registration of the securities was revoked pursuant to
Section 12(j) of the
         Securities Exchange Act of 1934.
Directors and Executive Officers, page 30

17.      Please tell us why you have not provided the disclosure required by
Item 401 of
         Regulation S-K concerning David Sandler. In this regard, we note the disclosure on page
         5 that David Sandler is the COO of the company.
Section 16(a) Beneficial Ownersip Reporing Compliance, page 32

18. Please tell us why you have included this section in your document. Principal and Selling Stockholders, page 35

19. We note that your common stock and Series A Preferred Stock have different voting rights. Please add a column to the table showing total voting control by each person listed in the table in this section. Also, delete the phrase "selling stockholders" mentioned in this section and elsewhere in your document.
20. Please reconcile the disclosure in this section and in the risk factor on page 13 that Mr.
         Firestone owns five million shares of the company's Series A Preferred Stock with the disclosure on pages 19 and 37 that Mr. Firestone is the owner of ten million shares of
         Series A Preferred Stock.
21.      Please update the date referenced in the first sentence.
Experts, page 39

22. Please update your disclosures in this section to reference the audited financial statements for the year ended December 31, 2021 and 2020.
Recent Sales of Unregistered Securities, page 41

23. Please expand the information in this section to more completely address the requirements of Item 701 of Regulation S-K, including a brief statement of the facts relied upon to make the exemption from registration available and the nature and aggregate amount of consideration received by the registrant. Also, revise this section to provide the information required by Item 701 of Regulation S-K with respect to your issuance of securities mentioned in Note 9 on page F-28.
 Joey Firestone
FirstName   LastNameJoey
Elite Performance HoldingFirestone
                          Corp.
Comapany
July        NameElite Performance Holding Corp.
     25, 2022
July 25,
Page  5 2022 Page 5
FirstName LastName
Exhibits

24. Please file as an exhibit the subscription agreement to be used in connection with this offering. In this regard, it is unclear whether the agreement filed as exhibit 10.14 is to be
         used in connection with this offering. For example, we note the references throughout the agreement to the registration statement declared effective in 2019. If that exhibit is to be used with this offering, revise to disclose Section 4.9 of that agreement and whether it applies to claims arising under the Securities Act and the Exchange Act and the related risks to investors.
25. Please file as exhibits the certificate of designation for your preferred stock and the employment agreement mentioned on page 38 and in Note 3 on page F-11, respectively.
         Also, tell us why you have filed the certifications of the officers as exhibits 31.1 and 31.2.
General

26. Please add a risk factor describing the risks from antitakeover mechanisms you possess, such as the ability to issue preferred stock.
27. Exhibit 5.1 and the cover page indicates there is no resale component, but the filing fee table indicates you are also registering a resale offering. Please reconcile.
28. Please revise throughout to clearly describe the steps involved in your business plan to launch your product, what you have accomplished to date and what remains to be achieved, including any material obstacles. Please also revise to discuss how you used the proceeds from the prior offering of securities registered under the Securities Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Claire Erlanger, Staff Accountant, at 202-551-3301 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
 Joey Firestone
Elite Performance Holding Corp.
FirstName
July 25, 2022  LastNameJoey Firestone
Comapany
Page    6      NameElite Performance Holding Corp.
July 25, 2022 Page 6
cc:       Matheau J. W. Stout
FirstName LastName